

September 24, 2024

Guilherme Perboyre Cavalcanti
Chief Financial Officer
JBS S.A.
Av. Marginal Direita do Tietê 500, Bloco I, 3rd Floor
CEP 05118-100
São Paulo, SP, Brazil

      Re: **JBS S.A.**
          Amendment No. 1 to Annual Report on Form 20-F
          For the Year Ended December 31, 2023
          Filed August 15, 2024
          File No. 333-155412

Dear Guilherme Perboyre Cavalcanti:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment to Form 20-F filed August 15, 2024

General

1.   To the extent that the comments contained in our letter dated September 24, 2024, relating to your Form F-4 (File No. 333-278254) apply to the disclosure contained in this filing, including without limitation those comments related to your financial statements, please make appropriate and corresponding revisions, to the extent the revisions would materially change your existing disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John Vetterli